SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                    FORM 11-K


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2005

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934
     Commission file number 1-4347

     A. Full title of the plan and address of the plan, if different from that of the issuer named below:

         Rogers Employee Savings and Investment Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

         Rogers Corporation
         P.O. Box 188
         One Technology Drive
         Rogers, Connecticut 06263-0188

REQUIRED INFORMATION

Financial Statements
--------------------

The following Plan financial statements and schedule prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are filed herewith, as permitted by Item 4 of Form 11-K:

Report of Independent Registered Public Accounting Firm
Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004 Statements of Changes in Net Assets Available for Benefits for each of the years ended December 31, 2005 and 2004
Notes to Financial Statements
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Exhibit
-------
Exhibit 23 - Consent of Independent Registered Public Accounting Firm

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.


                           ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN

                           /s/ Dennis M. Loughran
                           -----------------------------------------------------
                           Dennis M. Loughran
                           Vice President, Finance and Chief Financial Officer



June 29, 2006

                          Audited Financial Statements

                   ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN

                                December 31, 2005


                                TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm                      1
Statements of Net Assets Available for Benefits                              2
Statements of Changes in Net Assets Available for Benefits                   3
Notes to Financial Statements                                                4
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)               7

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Rogers Employee Savings and Investment Plan Committee and Participants Rogers Corporation


We have audited the accompanying statements of net assets available for benefits of Rogers Employee Savings and Investment Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                         ERNST & YOUNG LLP


Boston, Massachusetts
June 20, 2006

                   Rogers Employee Savings and Investment Plan

                 Statements of Net Assets Available for Benefits



                                                       December 31,
                                                 2005                2004
                                         ---------------------------------------
Assets:
Investments (Note C):
   At fair value                          $   47,995,580       $   47,642,767
   At contract value                          25,420,357           26,240,137
Participant loans                              1,446,241            1,560,768
                                         ---------------------------------------
Net assets available for benefits         $   74,862,178       $   75,443,672
                                         =======================================

See notes to financial statements.

                   Rogers Employee Savings and Investment Plan

           Statements of Changes in Net Assets Available for Benefits


                                                                                   Year ended December 31,
                                                                                  2005                 2004
                                                                             -----------------------------------
Additions:
Interest                                                                       $   962,786         $   867,823
Net appreciation in fair value of investments (Note C)                             714,529           2,832,841
                                                                             -----------------------------------
                                                                                 1,677,315           3,700,664
Contributions:
   Participant                                                                   4,470,662           4,502,848
   Employer                                                                      1,039,334           1,008,193
   Rollovers                                                                       231,581             873,795
                                                                             -----------------------------------
                                                                                 5,741,577           6,384,836
Transferred Assets from the Durel Corporation Voluntary Investment Plan                 --           6,421,068
                                                                             -----------------------------------
Total additions                                                                  7,418,892          16,506,568
                                                                             -----------------------------------

Deductions:
Distributions to participants                                                    7,972,983           5,417,575
Administrative expenses                                                             27,403              23,119
                                                                             -----------------------------------
Total deductions                                                                 8,000,386           5,440,694
                                                                             -----------------------------------
Net increase (decrease)                                                           (581,494)         11,065,874

Net assets available for benefits:
   Beginning of year                                                            75,443,672          64,377,798
                                                                             -----------------------------------
   End of year                                                                $ 74,862,178        $ 75,443,672
                                                                             ===================================

See notes to financial statements.

                          NOTES TO FINANCIAL STATEMENTS

                   ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN

                     Years Ended December 31, 2005 and 2004


NOTE A - DESCRIPTION OF THE PLAN

The Rogers Employee Savings and Investment Plan (the Plan or RESIP) is a contributory defined contribution plan covering all regular U.S. employees who have completed at least one month of continuous service. The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). On April 1, 2004, Prudential Financial, Inc. (Prudential) completed an acquisition of the retirement business of CIGNA Corporation. As a result of this transaction, the Plan's recordkeeper and custodian functions are now being performed by businesses controlled by or affiliated with Prudential.

Participants may contribute up to the lesser of $14,000 in 2005 and $13,000 in 2004 or their annual compensation less FICA taxes.

All participants, except those in collective bargaining units, are eligible to receive matching Rogers Corporation (the "Company") contributions. The Company may contribute any factor from 0% to 50% of each participant's contribution, as determined by the Board of Directors. The Company contributed 50% of the first 5% of each participant's annual compensation in 2005 and 2004. All contributions are participant directed.

Participants may borrow from their fund accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000 subject to certain IRS restrictions, or 50 percent of their vested account balance. Loan terms range from one month to five years or up to fifteen years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined periodically by the Plan administrator. Principal and interest are paid ratably through payroll deductions.

Each participant's account reflects the individual's pretax contribution, the Company's contribution (if applicable), an allocation of Plan earnings, and rollovers (if applicable). Total earnings by fund are allocated daily to individual accounts.

Participants are 100% vested in their contributions and to the extent a participant is not eligible for retirement he or she is vested as to the Company's contributions at 25% after two years of continuous service, increased by 25% for each additional year of continuous service up to 100%. Upon early retirement, normal retirement, total disability, as defined by the Plan, death, or ceasing to be an Employee of the Company and a participant in the Plan on or after December 1, 2002 as a result of becoming an employee of a joint venture in which the Company has at least 30% ownership, a participant is 100% vested as to the Company's contributions. Any nonvested participant who is terminated and not re-employed with the Company within five years of termination forfeits his or her interest in the nonvested portion of the Company's contributions. If re-employed within five years, the participant will recover his or her rights in this nonvested portion.

Forfeitures used to offset Company contributions and administrative expenses were $72,097 and $69,218 during 2005 and 2004, respectively. The forfeiture balance at December 31, 2005 and 2004 was $15,191 and $7,056, respectively.

A participant's tax-deferred contributions cannot be withdrawn prior to age 59-1/2 except for an immediate financial hardship, as defined by the Plan. Company contributions can be drawn upon after five years in the Plan and a participant can withdraw funds for any reason upon reaching age 59-1/2. Upon early retirement, normal retirement, total disability, as defined by the Plan, death, or any other termination of employment, a participant may receive the value of the vested portion of his or her total account offset by any outstanding Plan loans.

                          NOTES TO FINANCIAL STATEMENTS

                   ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN
                                   (continued)


NOTE A - DESCRIPTION OF THE PLAN (continued)

Effective January 1, 2004, the Durel Corporation Voluntary Investment Plan was merged into the Rogers Employee Savings and Investment Plan. All participants employed by Durel immediately prior to Durel's becoming a wholly owned subsidiary of Rogers Corporation in 2003, will be credited with their entire period of service with Durel, and any predecessor entity in interest thereof, for purposes of determining the employee's vesting service.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounts of the Plan are reported on the accrual basis.

Valuation of Investments

Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. Investments in pooled separate accounts are stated at fair value based on the year end market value of each unit held, which is based upon the market value of the underlying assets of the funds less investment management fees and asset charges.

The investment in Prudential's Guaranteed Income Fund is valued at contract value as estimated by Prudential, which approximates market. Contract value represents contributions made under the contract plus interest at the contract rate, less funds used to pay termination benefits, in-service withdrawals, and to pay for the insurance company's administrative expenses. The interest rate for Prudential's guaranteed long-term fund is determined twice a year and is guaranteed not to change for six months. The average interest rate was 3.7% for 2005 and 3.0% for 2004. The average crediting interest rate was 3.50% in both 2005 and 2004.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Administrative Expenses

The majority of the costs and expenses incurred in connection with the operation of the Plan have been borne by Rogers Corporation.

                          NOTES TO FINANCIAL STATEMENTS

                   ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN
                                   (continued)

NOTE C - INVESTMENTS

The following presents investments that represent five percent or more of the Plan's net assets.

                                                        December 31,
                                                 2005                  2004
                                           ------------------------------------

Guaranteed Income Fund                       $25,420,357           $26,240,137
Fidelity Equity-Income II Account              6,827,813             7,175,469
Rogers Corporation Common Stock               14,990,084            16,730,448
International Equity/Julius Baer               4,827,505             3,943,179

During the years ended December 31, 2005 and 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                 2005                  2004
                                           ------------------------------------

Pooled Separate Accounts                      $2,167,626            $2,890,342
Rogers Corporation Common Stock               (1,453,097)              (57,501)
                                           ------------------------------------
                                                $714,529            $2,832,841
                                           ====================================

NOTE D - TRANSACTIONS WITH PARTIES-IN-INTEREST

During the years ended December 31, 2005 and 2004, the Plan entered into the following transactions with parties-in-interest:


                                                          2005                            2004
                                            -----------------------------------------------------------------
                                                 Shares          Amount          Shares           Amount
                                            -----------------------------------------------------------------
Rogers Corporation:
Purchases of capital stock                    66,819.23468     $2,457,463      105,187.255      $5,252,228
Sales of capital stock, at market value       72,401.43688      2,743,465      129,594.635       6,668,574

NOTE E - RISKS AND UNCERTAINITES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

NOTE F - INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated October 16, 2002, that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan, as amended, is required to operate in conformity with the IRC to maintain its qualification. The RESIP Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

          SCHEDULE H, LINE 4i: SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                       EIN NO: 06-0513860   PLAN NO: 006
                   ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN
                                December 31, 2005


                                                                 Description of Investment -
                                                                  Including Maturity Date
                   Identity of Issue                                 Rate of Interest,                   Current
                      or Borrower                                  Par or Maturity Value                  Value
--------------------------------------------------------------------------------------------------------------------

Equity Funds

Prudential Pooled Separate Accounts:*
    Small Cap Growth/TimesSquare                            102,553.7732 units of participation         $ 2,142,283
    Fidelity Equity-Income II Account                       118,169.1521 units of participation           6,827,813
    Dryden  S&P 500 Index Account                           49,454.2734 units of participation            3,453,477
    Large Cap Growth/Goldman Sachs                          172,105.5732 units of participation           1,862,684
    Mid Cap Value/Wellington Mgmt                           191,139.4605 units of participation           3,506,792
    Small Cap Value/TS & W                                  159,629.4030 units of participation           2,664,741
    Mid Cap Growth/Artisan Partners                         174,852.3572 units of participation           1,930,512
    Lifetime 20 Fund                                        77,043.3094 units of participation            1,154,828
    Lifetime 30 Fund                                        37,418.7604 units of participation              562,435
    Lifetime 40 Fund                                        132,525.2869 units of participation           1,958,075
    Lifetime 50 Fund                                        48,077.9638 units of participation              712,808
    Lifetime 60 Fund                                        12,310.6888 units of participation              182,537
    Oakmark Equity & Income Class 1                         43,962.5840 units of participation            1,175,395
    International Equity/Julius Baer                        251,414.3776 units of participation           4,827,505
    LN AP Fund                                                   0 units of participation                        69
                                                                                                   -----------------
                                                                                                         32,961,954

Fixed Income Funds

    Guaranteed Income Fund*                                 950,321.8708 units of participation          25,420,357
    Corp Bond/BSAM Fund                                      2,815.5703 units of participation               43,542

Rogers Stock Fund

    Rogers Corporation* - Common Stock                              382,595.3086 shares                  14,990,084

Loan Fund

    Participant loans *                                   Participant loans, interest from 4.50%          1,446,241
                                                                         to 10.5%
                                                                                                   -----------------
                                                                                                       $ 74,862,178
                                                                                                   =================

* Indicates party-in-interest to the Plan.